9M 2025 Financial Results 1 P ic tu re : 4 0 7 ET R October 28, 2025 9M 2025 FINANCIAL RESULTS

9M 2025 Financial Results 2 DISCLAIMER This presentation has been produced by Ferrovial SE (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” “we,” “us,” and the “Group” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require. 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The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to the accuracy or completeness of such data and information. Other than as specified, the information contained in this presentation has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. Alternative Performance Measures and Non-IFRS Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this presentation may include certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, and other financial or operational measures that are not presented in accordance with IFRS (collectively, "non-IFRS measures") that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ (‘LfL’) Growth,” “Order Book,” “Consolidated Net Debt,” “Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows),” Cash flows from infrastructure projects (Infrastructure Cash Flows),” and “Ex-Infrastructure Liquidity.” These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. Furthermore, it is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. The Group believes that there are certain non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, which provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that applies (IFRS EU), in assessing its performance. These are consistent with the main indicators used by the community of analysts and investors in the capital markets. However, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please see the section on “Alternative performance measures” in Ferrovial SE’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2024. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov.

9M 2025 OVERVIEW

Strong performance across all business divisions

- **Highways:** Continued growth in revenue and EBITDA[1] from North American assets
- **Airports**: Continued progress at New Terminal One (NTO) with a focus on operational readiness
- **Construction**: Solid profitability with adjusted EBIT[1] margin reaching 3.7% in 9M 2025

Net debt[1] ex-infra projects[2]: -€706M

- Dividends collected from projects of €406M
- AGS divestment of €534M
- Heathrow divestment of €539M
- 407 ETR investment of €1.3B
- Equity injections in NTO of €239M
- Shareholder distributions of €426M

Main corporate events since H1 results

- In July, Ferrovial completed the sale of its 5.25% stake in Heathrow Airport for €539M
- Second scrip dividend[3] announcement
- RFQ for I-77 South is expected to be submitted in December

Picture: NTE (USA)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most comparable IFRS measure, see the Alternative Performance Measures appendix of the 9M 2025 results report

(2) Consolidated Net Debt of ex-infrastructure project companies.

(3) Dividend per share has been determined based on the number of shares outstanding on October 23, 2025

ferrovial | 9M 2025 Financial Results

9M 2025 Financial Results 4 +16.4% US HIGHWAYS’ REVENUE vs. 9M 2024 (% LfL) HIGHWAYS ROBUST GROWTH IN US MANAGED LANES 2025 PERFORMANCE vs. 2024 (Q3 & YTD) PERFORMANCE & CONTRIBUTION FROM US ASSETS (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2025 results report. (2) Total dividends from Highways: €324M (€444M in 9M 2024). 9M 2024 figure included the first dividend from I-77 with an extraordinary amount of €195M. +15.1% US HIGHWAYS’ ADJ. EBITDA1 vs. 9M 2024 (% LfL) 97% OF HIGHWAYS’ ADJ. EBITDA1 88% OF HIGHWAYS’ REVENUE €312M DIVIDENDS FROM NORTH AMERICAN ASSETS (€420M in 9M 2024)2 EUR M Q3 2025 % VAR 9M 2025 % VAR LfL1 Revenue 345 7.3% 1,021 14.4% Adj. EBITDA1 255 4.2% 751 14.7% Adj. EBITDA mg1 73.8% 73.5% P ic tu re : LB J (U SA )

407 ETR

HIGHER OFFICE OCCUPANCY & PROMOTIONS DRIVING STRONG EBITDA GROWTH

2025 PERFORMANCE vs. 2024 (Q3 & YTD)

CAD M	Q3 2025	VAR.	9M 2025	VAR.
Traffic (VKT M)	837	*9.4%*	2,102	*6.2%*
Revenue	578	*18.6%*	1,511	*19.3%*
EBITDA	518	*20.1%*	1,283	*15.8%*
EBITDA mg	*89.6%*		*84.9%*	
Avg revenue per trip (CAD)	17.0	*9.6%*	16.7	*13.2%*

CAD M	Q3 2025	VAR.	9M 2025	VAR.
Toll Revenue	551	*19.3%*	1,429	*19.3%*
Fee Revenue	27	*7.1%*	83	*18.7%*
Total Revenue	**578**	***18.6%***	**1,511**	***19.3%***

- Toll revenue growth primarily driven by higher toll rates
- Fee revenue growth driven by higher traffic volumes, as well as higher fee rates. The removal of tolls on Highway 407 East resulted in the end of service fee revenue effective June 1, 2025

2025 TRAFFIC (VKTs) & EBITDA PERFORMANCE vs. 2024



Traffic
EBITDA
1.9%
15.0%
5.8%
11.6%
9.4%
20.1%
6.2%
15.8%
Q1 2025
Q2 2025
Q3 2025
9M 2025

- In Q3 2025, traffic growth driven by targeted rush hour driving offers and an increase in mobility from return to office mandates
- Demand segmentation enhancing value for users and maximizing EBITDA growth

3Q'25 Schedule 22:
CAD9.8M
provision recovery, included in EBITDA[1]
CAD35.4M in 9M 2025

DIVIDEND DISTRIBUTIONS – Q4 DIVIDEND SURGE UNDERSCORING ROBUST PERFORMANCE

- CAD200M dividend paid in H1 2025 (CAD175M in H1 2024, +14.3%)
- CAD250M dividend paid in Q3 2025 (CAD225M in Q3 2024, +11.1%)
- **CAD1.05B dividend approved to be distributed in Q4 2025 (CAD700M in Q4 2024, +50%)**

Total approved dividends:
CAD1.5B

(1) At the end of each reporting period, Management prepares an estimate of the Schedule 22 Payment for the calendar year 2025 (2025 Schedule 22 Payment Estimate). The Schedule 22 Payment recovery for the Q3 of is determined by allocating the 2025 Schedule 22 Payment Estimate, on the basis of dividing the toll revenues of 9M 2025, over the total estimated toll revenues for 2025, less the sum of the Schedule 22 Payment expense for Q1 & Q2 of 2025. The Schedule 22 Payment expense (or recovery) for each quarter of 2025 will fluctuate due to the seasonal nature of the business, and the amount of Schedule 22 Payment expense (or recovery) recorded in the previous quarters of 2025.
Note: The 407ETR financial information presented here is based on the financial statements of 407 ETR

ferrovial | 9M 2025 Financial Results 5

9M 2025 Financial Results 6 P ic : L B J 6 2025 PERFORMANCE vs. 2024 (Q3 & YTD) REVENUE PER TRANSACTION NTE NTE 35W LBJ • Traffic grew despite the impact of continued construction works affecting nearby corridors • Traffic impacted by continued Capacity Improvement construction works • Adj. EBITDA in Q3 2025 includes $1.3M of revenue share (none in Q3 2024) and $4M in 9M 2025 • Solid traffic growth • Adj. EBITDA includes $4.9M of revenue share in Q3 2025, vs. $3.4m in Q3 2024 and $14.8M in 9M 2025 (vs. $10.1M in 9M 2024) (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2025 results report DFW MANAGED LANES STRONG GROWTH IN REVENUE PER TRANSACTION NTE LBJ NTE35W9M 2025 DIVIDEND DISTRIBUTION (100%, $M): 108M 52M 99M Q1 Q2 Q3 9M NTE LBJ NTE35W Q3 2025 VAR. 9M 2025 VAR. Q3 2025 VAR. 9M 2025 VAR. Q3 2025 VAR. 9M 2025 VAR. Revenue Adj. EBITDA1 Adj. EBITDA mg1 Revenue/transaction Q1 Q2 Q3 9M Q1 Q2 Q3 9M P ic tu re : LB J (U SA )

I-66

ROBUST PEAK-HOUR GROWTH

2025 PERFORMANCE vs. 2024 (Q3 & YTD)

USD M	Q3 2025	VAR.	9M 2025	VAR.
Transactions (M)	9	*13.2%*	26	*8.5%*
Revenue	81	*28.4%*	225	*29.5%*
Adj. EBITDA[1]	66	*34.4%*	182	*32.5%*
Adj. EBITDA mg[1]	*81.9%*		*80.8%*	
Revenue/transaction	8.5	*12.1%*	8.4	*18.3%*

- Growth in traffic and revenue per transaction driven by corridor growth, particularly during peak hours, benefiting from greater enforcement of return-to-office (RTO) policies

REVENUE PER TRANSACTION

Growth % vs. 2024



25.6%
18.9%
12.1%
18.3%
Q1 2025
Q2 2025*
Q3 2025
9M 2025

$64M

9M 2025 DIVIDEND DISTRIBUTION (at 100%)

I-77

STRONG REVENUE PER TRANSACTION GROWTH

2025 PERFORMANCE vs. 2024 (Q3 & YTD)

USD M	Q3 2025	VAR.	9M 2025	VAR.
Transactions (M)	11	*1.5%*	31	*1.5%*
Revenue	33	*27.1%*	96	*25.8%*
Adj. EBITDA[1]	21	*19.5%*	60	*21.1%*
Adj. EBITDA mg[1]	*63.0%*		*62.4%*	
Revenue/transaction	3.1	*25.7%*	3.0	*24.4%*

- Growth in traffic despite adverse weather (rain and storm weather alerts) in Q3, particularly in August
- Adj. EBITDA includes $5.4M in revenue sharing for Q3 2025, including the revenue share from extended vehicles vs. $2.4M in Q3 2024. Revenue sharing, including extended vehicles, totaled $15.7M for 9M 2025 (vs. $6.9M in 9M 2024)

REVENUE PER TRANSACTION

Growth % vs. 2024



21.8%
25.3%
25.7%
24.4%
Q1 2025
Q2 2025
Q3 2025
9M 2025

$22M

9M 2025 DIVIDEND DISTRIBUTION (at 100%)

*Q2 2025 rev/transaction growth figure has been restated, which was previously published as 20.1%

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2025 results report



EXPRESS LANES

Picture: I-66 (USA)

ferrovial | 9M 2025 Financial Results

7

NEW TERMINAL ONE AT JFK

TOWARDS OPERATIONAL READINESS

- NTO remains on budget and keeps progressing facing a crucial year for construction and integration.
- In terms of schedule, acceleration measures are being discussed with the contractor in order to guarantee that the official opening date is achieved
- 78% construction progress
- ORAT (Operational Readiness and Airport Transfer): working on the plan for a safe, compliant and effective Day One
- Commitments from 21 airlines (14 executed agreements and 7 letters of intent)
- Phase A refinancing complete: In July 2025, $1.4B long-term green bonds issuance, with an all-in interest cost of 5.4% (weighed average maturity of 28 years)

€239M
Equity Invested in 9M 2025

€981M
Total Investment as of 9M 2025

€63M
Pending Investment Expected to be injected in 2026

DALAMAN

STEADY PERFORMANCE

EUR M	Q3 2025	VAR.	9M 2025	VAR.
Passengers (M)	2.7	*-2.3%*	4.7	*-1.5%*
Revenue	41	*-1.7%*	69	*2.9%*
Adj. EBITDA[1]	35	*-2.7%*	55	*1.8%*
Adj. EBITDA mg[1]	*86.5%*		*79.7%*	

- Macroeconomic conditions and geopolitical challenges in Middle East have significantly affected international traffic during the summer season
- Year-to-date EBITDA growth reflects strong commercial performance, enhanced by recent upgrades to the airport's commercial layout
- €7M in dividends received from Dalaman (at FER's share)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2025 results report.



Picture: New Terminal One, NY (USA)

ferrovial | 9M 2025 Financial Results

CONSTRUCTION
SOLID PROFITABILITY

2025 PERFORMANCE vs. 2024 (Q3 & YTD)

EUR M	Q3 2025	Q3 2024	% VAR.	9M 2025	9M 2024	% VAR. LfL[1]
Revenue	1,966	1,866	*5.4%*	5,420	5,237	*4.6%*
Adj. EBITDA[1]	120	140	*-14.0%*	311	324	*-2.3%*
Adj. EBITDA mg[1]	*6.1%*	*7.5%*		*5.7%*	*6.2%*	
Adj. EBIT[1]	83	95	*-13.4%*	202	203	*1.0%*
Adj. EBIT mg[1]	*4.2%*	*5.1%*		*3.7%*	*3.9%*	

- **Budimex:** steady profitability (7.6% Adj. EBIT mg[1])
- **Webber:** 3.0% Adj. EBIT mg[1] in 9M 2025, stable vs 9M 2024 (3.1%)
- **Ferrovial Construction:** profitability at 1.7% Adj. EBIT mg[1] in 9M 2025 positively impacted by risk mitigation in projects approaching completion. 2025 profitability is being impacted by significant investment effort in bidding for projects in USA and costs related to digitalization and IT systems

HEALTHY ORDER BOOK[1]

- Focus on local markets and lower weight of large design and build projects with non-group companies
- €2.3B contracts not included in Q3 2025 order book (pre-awards or pending financial close)
- Breakdown by geography:


47%
22%
15%
10%
1%
5%
US & CAN
Poland
Spain
UK
Australia
RoW

€17,168M
+9.1% LfL (2)

OUTLOOK

- Average long-term target of 3.5% Adjusted EBIT margin[1]



Picture: Ontario Line project (Canada)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2025 results report.
(2) Order book vs Dec. 2024.

ferrovial | 9M 2025 Financial Results

9M 2025 Financial Results 10 P ic tu re : 4 0 7 ET R (C a n a da ) REVENUE €6,911M +6.2% ADJ. EBITDA1 €1,031M +4.8% ADJ. EBIT1 €691M +6.0% (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2025 results report 9M 2025 MAIN FIGURES 9M 2025 REVENUE & PROFITABILITY FIGURES (LfL VARIATION VS. 9M 2024)

9M 2025 Financial Results 11 Dividends from projects Construction Op. Cash Flow (ex-tax payments, ex- dividends) Other cash flows from (used in) operating activities (ex-tax payments) Tax payments Cash flows from (used in) investing activities (ex- Interests received & ex- Divestments) Interest received and other investing activities cash flows Divestments Shareholder Distributions Other cash flows from (used in) financing activities Effect of exchange rate on Cash & Cash equivalents NET DEBT EUR -1,794M OPERATING (EUR +144 M) INVESTING (EUR -506 M) FINANCING (EUR -1,135 M) CASH CASH DEBT & OTHERS DEBT & OTHERS CASH FLOWS EUR -1,497 M CHANGES IN DEBT AND OTHER NET DEBT COMPONENTS EUR +409 M FY 24 9M 25 NET DEBT EUR -706M 9M 2025 CHANGE IN CONSOLIDATED NET DEBT1 EX-INFRASTRUCTURE PROJECT COMPANIES (€ M) (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2025 results report.

9M 2025 Financial Results 12 CLOSING REMARKS • • • • • • • 12 H1 2 25 i i l lt i i l l P ic tu re : I- 77 (U SA )

9M 2025 Financial Results 13 Q&A H1 2 25 P ic tu re : N T E (U SA )

9M 2025 Financial Results INVESTOR RELATIONS +34 91 586 25 65 +31 207 983 724 ir@ferrovial.com www.ferrovial.com P ic tu re : N T E (U SA )